S&P Global 55 Water Street New York, NY 10041	Christopher Craig Senior Vice President and Chief Accounting Officer T 212.438.0705 christopher.craig@spglobal.com spglobal.com

15 June 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nasreen Mohammed and Suying Li

Re: S&P Global Inc.

Form 10-K filed February 8, 2022

Form 8-K/A furnished May 3, 2022

File No. 001-01023

Dear Ms. Mohammed and Ms. Li:

S&P Global Inc. (the “Company”) provides this letter as a supplement to its June 6, 2022 response to the comments received from the Commission staff in a letter to the Company dated May 12, 2022 pertaining to the Form 8-K/A furnished by the Company on May 3, 2022. As discussed with you on June 9, 2022, please find attached revised versions of Schedules I and II that were attached to our June 6 response letter. The revised schedules reflect the comments you provided during our discussion, including to (i) combine the presentation of “Reversal of Selected Article 11 Pro Forma Adjustments” and “Additional Non-GAAP Performance Adjustments” as one set of “Non-GAAP Adjustments” and (ii) include “Pro Forma” in the title of our “Non-GAAP Performance Adjusted Financial Information.”

*****

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Christopher Craig

Christopher Craig

Senior Vice President and Chief Accounting Officer

S&P Global 55 Water Street New York, NY 10041	Christopher Craig Senior Vice President and Chief Accounting Officer T 212.438.0705 christopher.craig@spglobal.com spglobal.com

cc:	Alma Rosa Montañez, Assistant Corporate Secretary & Chief Corporate Counsel

Steven C. Jacobs, Partner, Ernst & Young LLP

Meredith B. Cross, Partner, Wilmer Cutler Pickering Hale and Dorr LLP

Revised Schedules I and II

Schedule I

S&P Global, Inc.

Reconciliation of Pro Forma Financial Measures to Pro Forma Non-GAAP Performance Adjusted Financial Information

For the year ended December 31, 2021

$ amounts in millions

Pro Forma Operating Profit		$4,736	(a)
Pro Forma Non-GAAP Performance Adjustments
Deferred revenue	$89		(b)
IHS Markit RSUs and PSUs	105		(c)
Deferred commissions	(11)		(d)
Transaction costs	93		(e)
S&P Global and IHS Markit retention bonuses	80		(f)
Add back amortization for internally developed software	(153)		(g)
Acquisition related amortization	923		(h)
S&P Global Non-GAAP performance adjustments	360		(i)
IHS Markit Non-GAAP performance adjustments	189		(j)
(Gain)/loss on sale of assets	(522)		(k)
Acquisition-related bonuses	38		(l)
Fiscal period alignment adjustments	(64)		(m)

Net Pro Forma Non-GAAP performance adjustments		$1,127

Pro Forma Non-GAAP Performance Adjusted Operating Profit		$5,863

Notes

a)	Agreed to S&P Global’s March 4, 2022 Article 11 Pro Forma Combined Condensed Statement of Income.

b)	Addback to revenue of $89 million related to the fair value reduction to IHS Markit’s acquired deferred revenue.

c)

To eliminate the impact of the unvested portion of IHS Markit’s restricted stock units (“RSUs”) and performance stock units (“PSUs”), reversing the increase in value of the RSUs and PSUs as if the transaction occurred as of January 1, 2021 in the amount of $105 million.

d)	Addback of deferred commissions of $11 million that were eliminated due to the revaluation of customer acquisition costs.

e)	To eliminate incremental acquisition-related transaction costs by S&P Global and IHS Markit which were incurred or expected at the filing of the Pro Formas but not yet recognized of $93 million.

f)	To eliminate S&P Global and IHS Markit’s retention bonuses of $80 million.

g)	Addback of S&P Global and IHS Markit’s depreciation related to IHS Markit’s capitalized software of $153 million.

h)	To eliminate the amortization expense related to the intangible assets acquired from IHS Markit of $923 million.

i)

To record S&P Global performance adjustments of $360 million, net, relating to $249 million for IHS Markit integration costs, $96 million for deal related intangible asset amortization, $19 million for restructuring costs, and a $4 million gain from asset sales. Integration costs include $120 million for professional advisor fees, $42 million for legal fees, $34 million for retention costs, $28 million for lease impairment, $21 million for severance, and $4 million of other costs.

j)

To record IHS Markit performance adjustments of $189 million, including $126 million for acquisition-related costs, $31 million associated with OSTTRA intangible amortization, $18 million for restructuring, and $14 million for asset impairments.

k)	Remove gain related to the formation of the OSTTRA joint venture and the dispositions of Root Metrics and LifeSciences.

l)	Add back spot and merger performance bonuses.

m)	To align IHS Markit’s November 30th year end to S&P Global’s December 31st year end.

Schedule II

S&P Global

Reconciliation of Pro Forma Financial Measures to Pro Forma Non-GAAP Performance Adjusted Financial Information

S&P Global

Supplemental Segment Analysis reconciling the Pro Forma Financial Measures to Pro Forma Non-GAAP Performance Adjusted Financial Information

For the Year Ended December 31, 2021

$ amounts in millions
	Pro Forma S&P Global (a)	Pro Forma Non-GAAP Performance Adjustments		Fiscal Period Alignment Adjustment (n)	Pro Forma Non-GAAP Performance Adjusted Financial Information
Segment Revenue
Ratings	$4,097	$—		$—	$4,097
Market Intelligence	3,976	(73	)(b)(k)	(13)	3,890
Commodities Intelligence	1,652	16	(b)	1	1,669
Indices	1,253	—	(b)	—	1,253
Mobility	1,209	26	(b)	11	1,246
Engineering Solutions	380	10	(b)	1	391
Eliminations	(164)	—		—	(164)
	12,403	(21)		—	12,382
Segment Operating Profit
Ratings	2,619	4	(c)(l)	—	2,623
Market Intelligence	1,217	4	(c)(d)(e)(f)(g)(k)(l)(m)	(43)	1,178
Commodities Intelligence	574	161	(c)(d)(f)(g)(l)(m)	(2)	733
Indices	808	37	(c)(g)(l)	—	845
Mobility	150	335	(d)(f)(g)(m)	7	492
Engineering Solutions	62	27	(d)(f)(g)(m)	(14)	75
Equity in earnings (loss) of unconsolidated subsidiaries, net	(41)	130	(k)(m)	1	90
Corporate	(653)	493	(c)(d)(f)(h)(l)(m)	(13)	(173)
Operating profit	4,736	1,191		(64)	5,863
Other (income) expense, net	(64)	—		(2)	(66)
Interest expense, net	261	78	(i)	(1)	338
Income before taxes on income and equity in loss of equity method investees	4,539	1,113		(61)	5,591
Provision for taxes on income	918	244	(j)	51	1,213
Net income	3,621	869		(112)	4,378
Less: net (income) loss attributable to noncontrolling interests	(238)	—		(3)	(241)
Net income attributable to S&P Global Inc.	$3,383	$869		$(115)	$4,137

Notes

a)

Total agreed to S&P Global’s March 4, 2022 Article 11 Pro Forma Combined Condensed Statement of Income; disaggregated segment revenue and operating profit have been reconciled to both previously filed financial statements and internal records.

b)	Addback to revenue of $89 million related to the fair value reduction to IHS Markit’s acquired deferred revenue.

c)	To eliminate S&P Global and IHS Markit’s retention bonuses of $80 million.

d)	To eliminate the impact of the unvested portion of IHS Markit’s RSUs and PSUs, reflecting the increase in value as if the transaction occurred as of January 1, 2021 in the amount of $105 million.

e)	Addback of deferred commissions of $11 million that were eliminated due to the revaluation of customer acquisition costs.

f)	Addback of S&P Global and IHS Markit’s depreciation related to IHS Markit’s capitalized software of $153 million.

g)	To eliminate the amortization expense related to the intangible assets acquired from IHS Markit of $923 million.

h)

To eliminate incremental acquisition-related transaction costs by S&P Global and IHS Markit which were incurred or expected to be incurred at the filing of the Pro Formas but not yet recognized of $93 million.

i)	To eliminate the adjustment to interest expense associated with the increase in IHS Markit’s debt to fair value.

j)	To eliminate the income tax expense associated with the pro forma adjustments and performance adjustments, respectively.

k)

Reclassification of the MarkitSERV business’ revenue of $110 million and operating profit of $60 million to Equity in income (loss) of unconsolidated subsidiaries, net consistent with where income from the OSSTRA JV will be captured from September 1, 2021 onwards.

l)	To record S&P Global performance adjustments of $360 million, net against each respective segment where costs were incurred.

m)

To record IHS Markit performance adjustments of $295 million, net relating to $522 million for net gains of sale of assets, partially offset by $189 million of IHS Markit performance adjustments and $38 million of acquisition related bonuses against each segment where costs were incurred.

n)	To align IHS Markit’s November 30th year end to S&P Global’s December 31st year end.